Aflac Incorporated 1st Quarter 2016 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2016	2015
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$731	$663
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	418,748	437,306
Dilutive effect of share-based awards	2,172	2,621
Weighted-average outstanding shares used in the computation of earnings per share - diluted	420,920	439,927
Earnings per share:
Basic	$1.75	$1.52
Diluted	1.74	1.51